Exhibit 99.1

Scorpio Tankers Inc. Announces MOU Licensing FOWE Fuel-Saving Devices for Entire Fleet
MONACO, February 22, 2024 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced that the Company has signed a non-binding Memorandum of Understanding to install the Fowe Eco Solutions Ltd. (“FOWE”) fuel emulsion systems across its entire fleet. The terms of the licensing agreement will require no material upfront costs for the Company and is expected to result in an overall reduction of at least 3% in fuel costs and 100,000 tons of carbon emissions annually.
Mr. Emanuele Lauro, Chairman and CEO of the Company, commented, “In terms of financial and environmental benefits, the FOWE system stands out for its clear and immediate advantages. Requiring little in the way of initial investment and eliminating the need for installation downtime, the FOWE solution presents an ideal pathway to reducing operating expenses and curbing greenhouse gas emissions.”
Mr. Dean Mihalic, CEO of FOWE added, “Recent tests conducted at the Alfa Laval Test and Training Centre in Aalborg, Denmark, indicate potential fuel savings of up to 6.3% for boilers and 8.7% for marine four-stroke engines. Our technology produces a permanent emulsion with no additives, resulting in cleaner and more complete combustion and significantly lower greenhouse gas emissions. We are pleased to have reached this stage with Scorpio Tankers, our anchor customer and trusted partner throughout the testing and development process.”
The final licensing agreement is subject to customary documentation and closing conditions, and it is expected to be signed within the first quarter of 2024.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns, lease finances or bareboat charters-in 111 product tankers (39 LR2 tankers, 58 MR tankers and 14 Handymax tankers) with an average age of 8.0 years. The Company has entered into an agreement to sell one of its MR tankers within the first quarter of 2024. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
About Fowe Eco Solutions Ltd.
FOWE’s mission is help consumers of conventional fossil fuels increase their efficiency and reduce their emissions by providing a stable, permanent, chemical free and homogeneous emulsion. FOWE’s CavitechTM technology provides an efficient and simple solution to refiners and other consumers of various grades of fuel. Headquartered in Monaco, FOWE also has offices in Mumbai and Dubai. Scorpio Holdings Limited, a related party to the Company, owns a minority interest in Fowe Eco Solutions Ltd. To learn more about FOWE and its CavitechTM technology, visit the website at www.fowesolutions.net.

Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemic and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict in Israel and Gaza, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com